UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

WAYNE SAVINGS BANCSHARES, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

94624Q101

(CUSIP Number)

Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11/27/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94624Q101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 163,636
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 163,636
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,636
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 94624Q101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 94624Q101	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of WAYNE SAVINGS BANCSHARES, INC. The address of the issuer is 151 North Market Street Wooster, Ohio 44691.

Item 2.  Identity and Background.

This statement is filed on behalf of Ancora Advisors, LLC. Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 21, 2017, Ancora Advisors, LLC, Merlin Partners, AAMAF LP, Ancora Catalyst Fund LP and Brian Hopkins (collectively, the "Ancora Parties") entered into an agreement with the Issuer (the "Agreement"), pursuant to which, among other things, the Issuer agreed (a) to expand its Board of Directors to seven members on January 25, 2018 and to appoint Brian Hopkins as a director of the Issuer to serve in the class of directors with terms expiring at the conclusion of the Issuer's 2020 annual meeting of stockholders, (b) that its Board of Directors will cause the Board of Directors of Wayne Community Bank (the "Bank") to expand the Bank's Board of Directors to seven members and to appoint Mr. Hopkins to the Bank's Board of Directors in December 2017 for a term to expire in 2020, and (c) that its Board of Directors will consult with Mr. Hopkins regarding his appointment to one or more committees of the Board of Directors of each of the Issuer and the Bank. Mr. Hopkins agreed to promptly submit his resignation as a member of the Board of Directors of each of the Issuer and the Bank at the end of his initial term, upon request of the Board of Directors of the Issuer after the termination of the Agreement, or at such earlier time that the beneficial ownership of the Ancora Parties decreases below 1% of the outstanding shares of the Issuer's stock, upon request of the Board of Directors of the Issuer. Pursuant to the Agreement, the Ancora Parties agreed to certain voting commitments until the close of business on the date of the Issuer's 2019 annual meeting and to certain customary standstill provisions until the close of business on the date of the Issuer's 2020 annual meeting. The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit B hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure or board structure (including board composition), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 2,781,839 Shares of Common Stock outstanding on October 31, 2017) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	1900	0.07
Ancora Funds & Partnerships (2)	158,190	5.69
Ancora Advisors SMA (3)	3,546	0.13
TOTAL	163,636	5.88

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, and Ancora Catalyst Fund LP, for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares. The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. On November 21, 2017, the Ancora Parties and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit B hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" During the past 60 days.

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
9/27/2017	BUY	754	$ 17.76
11/13/2017	BUY	35,000	$ 17.58
11/15/2017	BUY	300	$ 17.97
11/27/2017	BUY	24,650	$ 18.01
11/30/2017	BUY	846	$ 18.01
12/1/2017	BUY	1,300	$ 18.05
Agreement, dated as of November 21, 2017, by and among Wayne Savings Bancshares, Inc., Ancora Advisors, LLC, Merlin Partners, AAMAF LP, Ancora Catalyst Fund LP and Brian Hopkins.

Exhibit B: "The STANDSTILL Agreement”

STANDSTILL AGREEMENT

This Standstill Agreement (this "Agreement") is made by and between Wayne Savings Bancshares, Inc. ("Wayne") on the one hand, and Ancora Advisors, LLC ("Ancora Advisors"), Merlin Partners, AAMAF LP, Ancora Catalyst Fund LP and Brian Hopkins (collectively, the "Ancora Parties" and individually a "Member" of the Ancora Parties), on the other hand, on behalf of themselves and their respective affiliates (Wayne and the Ancora Parties together, collectively, the "Parties"). In consideration of the covenants, promises and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Board Expansion and Membership

On January 25, 2018 the Board of Directors of Wayne ("Board") will be expanded from its present six-member size to seven members, and Mr. Brian R. Hopkins will be appointed a director of Wayne to serve in the class of directors with terms expiring at the conclusion of Wayne's 2020 annual meeting of stockholders. Mr. Hopkins' service on the Board will commence at the January 25, 2018 meeting of the Board subject to the execution of the Agreement. While Mr. Hopkins serves as a director of the Board, Mr. Hopkins shall receive compensation (including equity based compensation, if any) for the Board and committee meetings attended and benefits (including expense reimbursement) on the same basis as all other non-employee directors of Wayne.

On November 21, 2017, the Board of Directors of Wayne will cause the Board of Directors of Wayne Community Bank (the "Bank") to expand the Bank's Board of Directors ("Bank Board") to seven members and to appoint Mr. Hopkins to fill the vacancy created by the expansion of the Bank's Board of Directors for a term to expire at the annual meeting of the Bank's sole shareholder to be held in 2020. Hopkins' service on the Bank's Board will commence at the December, 2017 meeting of the Bank's Board subject to the execution of the Agreement. While Mr. Hopkins serves as a director of the Bank's Board, Mr. Hopkins shall receive compensation (including equity based compensation, if any) for the Board and committee meetings attended and benefits (including expense reimbursements) on the same basis as all other non-employee directors of the Bank.

Upon the appointment of Mr. Hopkins to the Board and, thereafter, upon the reasonable request of Mr. Hopkins, the Board shall consult with Mr. Hopkins regarding the appointment of Mr. Hopkins to one or more committees of each of the Board and the Bank Board, with the understanding that the intent of the Parties is that Mr. Hopkins or any substitute for Mr. Hopkins pursuant to Section 4 hereof (the "Substitute") shall be considered for membership on committees of the Board and the Bank Board in a similar manner to other members of the Board and the Bank Board.

In the event Mr. Hopkins or the Substitute resigns from the Wayne Board, such resignation shall also be considered a resignation from the Bank Board. Similarly, if Mr. Hopkins or the Substitute resigns from the Bank Board, such resignation shall also be considered a resignation from the Wayne Board.

Mr. Hopkins or the Substitute, as the case may be, agrees to promptly submit his resignation as a member of the Board of Directors of each of Wayne and the Bank at the end of his initial term on the board, upon request of the Board of Directors of Wayne after the termination of this Agreement pursuant to Section 15 hereof, or at such earlier time that the beneficial ownership of the Ancora Parties decreases below 1% of the outstanding shares of Wayne stock, upon request of the Board of Directors of Wayne. Nothing in this agreement shall be preventative of the Board of Directors of Wayne re-nominating Mr. Hopkins or a Substitute for another term on the Board of Directors of Wayne at the 2020 annual meeting.

Except as otherwise set forth in this Section 1, at all times while serving as a member of the Board or the Bank Board, Mr. Hopkins or the Substitute, as the case may be, agrees to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board or the Bank Board (as each may be amended from time to time for all directors), including, but not limited to all such policies procedures, processes, codes, rules, standards and guidelines pertaining to confidentiality. Upon the request of Mr. Hopkins or the Substitute, Wayne shall make available to Mr. Hopkins or the Substitute copies of all such policies, procedures, processes, codes, rules, standards and guidelines that are in writing and in effect as of the date of such request.

Except as otherwise authorized herein, at all times while Mr. Hopkins or the Substitute is serving as a member of the Board or the Bank Board and thereafter, (i) Mr. Hopkins or the Substitute shall not disclose to the Ancora parties, any member or any "affiliate" or "associate" (as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of each such Member of the Ancora Parties (collectively and individually the "Ancora Affiliates") or any other person or entity not affiliated with Wayne or the Bank, any confidential information of Wayne or the Bank, and (ii) each Member of the Ancora Parties shall not, and shall cause the Ancora Affiliates not to seek to obtain confidential information of Wayne or the Bank from Mr. Hopkins or the Substitute; provided, however, that this restriction shall not prohibit Mr. Hopkins or the Substitute from discussing material non-public information (MNPI) with members of Ancora so long as such individuals agree to be bound by all applicable policies of Wayne and the Bank pertaining to confidential information, and with the Non-Disclosure Agreement dated March 21, 2017 ("NDA"), a copy of which is attached hereto as Ex. A, and incorporated herein. It is understood and agreed that Mr. Hopkins or the Substitute shall be responsible for any failure of the members of Ancora to comply with such policies and the NDA. It is further understood and agreed that Mr. Hopkins, the Substitute and other Ancora personnel who receive MNPI may be restricted from trading Wayne stock as a result of their possession of MNPI, and shall not be excused from their obligations to maintain the confidentiality of the MNPI.

2. Standstill

The Ancora Parties each agree that during the Standstill Period (as hereinafter defined), the Ancora Parties, any Member and the Ancora Affiliates will inform Wayne and the Bank via verbal or email communication to the Chief Executive Officer or Chair of the Board of any transactions they enter into involving Wayne stock, within 5 business days of such transaction occurring, and will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board of Directors of Wayne:

(i) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire directly or indirectly, alone or in concert with others, by purchase, gift, tender, exchange or otherwise, any direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or any direct or indirect interest in any securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for (collectively, an "Acquisition"), any securities of Wayne, such that as a result of such Acquisition, the Ancora Parties would maintain beneficial ownership in excess of 9.99% of the outstanding shares of Wayne common stock;

(ii) make, engage in, advise, encourage, influence or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" or consents to vote against the recommendations or directives of the incumbent Board of Directors (as such terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the Exchange Act);

(iii) form, join, encourage, influence, advise or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act (other than a group involving solely the Ancora Parties) with respect to any voting securities of Wayne or otherwise in any manner agree, attempt, seek or propose to deposit any securities of Wayne in any voting trust or similar arrangement, or subject any securities of Wayne to any arrangement or agreement with respect to the voting thereof (other than any such voting trust, arrangement or agreement solely among the Ancora Parties) except as expressly set forth in this Agreement;

(iv) acquire, offer or propose to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, tender, exchange or otherwise, (a) any of the assets, tangible and intangible, direct or indirect, of Wayne or (b) direct or indirect rights, warrants or options to acquire any assets of Wayne;

(v) otherwise act, alone or in concert with others, to propose or to seek to offer to Wayne or any of its stockholders any business combination, restructuring , recapitalization or similar transaction to or with Wayne or the Bank or otherwise seek, alone or in concert with others, to control or change the management, Board of Directors or policies of Wayne or the Bank, to propose or seek any amendment, waiver or modification of the articles of incorporation or bylaws of Wayne, to nominate any person as a director of Wayne who is not nominated by the then incumbent directors (provided that if there is a vacancy on the Wayne Board of Directors the Ancora Parties may submit suggestions on a confidential basis to the Wayne Board of Directors or the Nominating Committee of the Wayne Board of Directors for nominees to the Board pursuant to the nomination policies and procedures adopted by the Board), or propose any matter to be voted upon by the stockholders of Wayne. Notwithstanding the above, in the event of inbound interest in a business combination between Wayne and another institution, Mr. Hopkins may communicate such interest to the Board of Directors of Wayne;

(vi) knowingly sell, transfer or otherwise dispose of any interest in the shares of Wayne stock beneficially owned by any of the Ancora Parties or Members thereof to any person that would reasonably be understood to be hostile toward Wayne or the Bank and their respective plans;

(vii) except in connection with the enforcement of this Agreement, or passive participation as a class member in any class action (which for avoidance of doubt, shall not include participation as a named or lead plaintiff) with respect to any event or circumstance occurring prior to the date of this Agreement, initiate or participate, by encouragement or otherwise, in any litigation against Wayne or the Bank or their respective directors or officers, or in any derivative litigation on behalf of Wayne, except for testimony which may be required by law;

(viii) announce the intention to do, or enter into any arrangement or understanding with others to do, or advise, assist or encourage others to do, any of the actions restricted or prohibited herein, publicly announce or disclose any request to be excused from any of the forgoing obligations, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

At any Wayne annual meeting of stockholders during the Standstill Period, the Ancora Parties and Members thereof agree: (1) to vote all shares of Wayne they or any of them beneficially own in favor of the nominees for election or reelection as director of Wayne selected by the Board of Directors of Wayne and agree otherwise to support such director candidates, and (2) with respect to any other proposal submitted by any Wayne stockholder to a vote of the Wayne stockholders, to vote all of the Wayne shares they beneficially own in accordance with the recommendation of the Wayne Board of Directors with respect to any such stockholder proposal (the agreement set forth in this paragraph shall hereinafter be referred to as the "Voting Agreement.").

Notwithstanding anything in this Agreement to the contrary, nothing herein will be construed to limit or affect any action or inaction by Mr. Hopkins or the Substitute in his capacity as a member of Wayne's Board of Directors or the Bank's Board of Directors, provided he acts in good faith in the discharge of his fiduciary duties as a Board member.

The "Standstill Period" shall begin as of the date of this Agreement and shall remain in full force and effect until the close of business on the date of the 2020 annual meeting, with the exception of the Voting Agreement, which shall remain in full force and effect from the date of this Agreement until the close of business on the date of the 2019 annual meeting.

3. Non-Disparagement

During the Standstill Period (through and including the close of business of the date of the 2020 annual meeting) the Ancora Parties agree not to disparage Wayne or any officers, directors (including director nominees and former directors) or current or former employees of Wayne or its affiliates or subsidiaries in any public or quasi-public forum, and Wayne agrees not to disparage any of the Ancora Parties or any Member, officers, partners or employees of the Ancora Parties in any public or quasi-public forum.

4. Ancora Nominees

Wayne agrees that if either Mr. Hopkins or any Substitute is unable to serve as a director, resigns as a director or is removed as a director of Wayne or the Bank prior to the expiration of the Standstill Period, then the Board or the Bank Board, as applicable, shall appoint a substitute director, recommended by the Ancora Parties and subject to the approval of the applicable Board of Directors, in its discretion, after exercising its fiduciary duties in good faith, which approval shall not be unreasonably withheld or delayed (any such substitute director, a "Substitute"), to fill the resulting vacancy in the class of directors with terms expiring at the conclusion of the Wayne 2020 annual meeting of stockholders.

5. Authority Each of the Parties that is a corporation or other legal entity and each individual Party executing this Agreement on behalf of a corporation or other legal entity, represents and warrants that: (a) such corporation or other legal entity is duly organized, validly authorized and in good standing, and possesses full power and authority to enter into and perform the terms of this Agreement; (b) the execution, delivery and performance of the terms of this Agreement have been duly and validly authorized by all requisite acts and consents of the company or other legal entity and do not contravene the terms of any other obligation to which the corporation or other legal entity is subject; and (c) this Agreement constitutes a legal, binding and valid obligation of each such entity, enforceable in accordance with its terms.

6. Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses.

7. Amendment in Writing

This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by the signatories hereto or their respective clients.

8. Governing Law/Venue/Jurisdiction

This Agreement, and the rights and liabilities of the Parties hereto, shall be governed by and construed in accordance with the laws of the State of Ohio without regard to conflict of law provisions. The venue and jurisdiction for adjudication of any and all disputes between the Parties to this Agreement shall be in the State of Ohio with a court of competent jurisdiction located in Wayne County, Ohio.

9. Notice of Breach and Remedies

The Parties expressly agree that an actual or threatened breach of this Agreement by any Party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each Party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions. The Ancora Parties expressly agree that they will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by Wayne unless and until Wayne is given written notice of such breach and thirty (30) business days either to cure such breach or for Wayne to seek relief in court. If Wayne seeks relief in court, the Ancora Parties irrevocably stipulate that any failure to perform by the Ancora Parties shall be deemed to constitute irreparable harm under this Agreement, therefore Wayne shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and the Ancora Parties shall not deny or contest that such circumstances would cause Wayne irreparable harm. If, after such thirty (30) business day period, Wayne has not either reasonably cured such material breach or obtained relief in court, the Ancora Parties may terminate this Agreement by delivery of written notice to Wayne. Wayne expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Ancora Parties or any Member thereof unless and until the Ancora Parties are given written notice of such breach and thirty (30) business days either to cure such breach or for the Ancora Parties to seek relief in court. If the Ancora Parties seek relief in court, Wayne irrevocably stipulates that any failure to perform by Wayne shall be deemed to constitute irreparable harm under this Agreement, therefore the Ancora Parties shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and Wayne shall not deny or contest that such circumstances would cause the Ancora Parties irreparable harm. If, after such thirty (30) business day period, the Ancora Parties have not either reasonably cured such material breach or obtained relief in court, Wayne may terminate this Agreement by delivery of written notice to the Ancora Parties.

10. Counterparts

This Agreement may be executed in counterparts, each of which shall be considered to be an original or true copy of this Agreement. Faxed or emailed signatures shall be presumed valid.

11. Non-Waiver

The failure of any one of the Parties to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive the Parties of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

12. Disclosure of This Agreement

The parties contemplate that there will be no disclosure regarding this Agreement other than a joint press release and associated 8-K by Wayne and Ancora disclosing Mr. Hopkins' involvement on the board, which press release shall be subject to prior approval by the Ancora Parties (such approval not to be unreasonably withheld). No details of this Agreement will be publicly disclosed except as may be required by law or legal process.

13. Entire Agreement

With the exception of the NDA (Ex. A), this Agreement constitutes the full, complete and entire understanding, agreement, and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement.

14. Notice

All notices and other communications which are required or permitted hereunder shall be in writing and sufficient if by same-day hand delivery (including delivery by courier) or sent by fax, addressed as follows:

If to Wayne:

Jay Van Sickle CEO Wayne Savings Bancshares, Inc.

151 North Market Street Wooster, OH 44691

If to the Ancora Parties:

Brian Hopkins Managing Director Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124

Fax: (216) 825-4001

15. Termination

This Agreement shall cease, terminate and have no further force and effect upon the expiration of the last day of the Standstill Period, or the earlier termination of the Agreement pursuant to the terms hereof, or by mutual written agreement of the Parties; provided, however, that the provisions regarding the non-disclosure of confidential information, as set forth in Section 1, and the provisions regarding non-disparagement as set forth in Section 3, shall survive the termination of the Agreement..

16. Further Assurances

The Ancora Parties and Wayne agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

17. Successors and Assigns

All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

18. No Third Party Beneficiaries

This Agreement is solely for the benefit of the parties and is not enforceable by any other person.

IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below. Dated: ________________, 2017

ANCORA ADVISORS, LLC

By: Brian Hopkins

Title: Managing Member

MERLIN PARTNERS

By: Brian Hopkins

Title: Managing Member

AAMAF LP

By: Brian Hopkins

Title: Managing Member

ANCORA CATALYST FUND LP

By: Brian Hopkins

Title: Managing Member

WAYNE SAVINGS BANCSHARES, INC.

By: Peggy J. Schmitz

Title: Chair of the Board of Directors

CUSIP No. 94624Q101	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

December 11, 2017